Tatonka Oil and Gas, Inc. 950 17th Street, Suite 2300 Denver, Colorado 80202

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January 23, 2008 Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-7010

Attn:	Kevin Stertzel
Division of Corporation Finance

Re:	Tatonka Oil and Gas, Inc. File No. 0-50190
Form 10-KSB for Fiscal Year Ended October 31, 2006
Filed February 14, 2007
Form 8-K Filed November 2, 2006 (New Pacific Ventures)

Supplemental Response to Comments

Dear Mr. Stertzel:

     Following are our responses to the comments in the letter of May 17, 2007 relating to the Form 8-K filed November 2, 2006 and the Form 10-KSB for the fiscal year ended October 31, 2006.

General

1.	Please note that certain comments that follow apply to both your Form 8-K filed on November 2, 2006 and your Form 10-KSB filed on February 14, 2007 for the fiscal year ended October 31, 2006. These comments have not been duplicated. Where applicable, please make conforming changes to the respective documents.

Response

We propose to file the Form 10-KSB for the year ended October 31, 2007, which will address all comments related to the Form 10-KSB for 2006. The proposed changes are discussed below.

Because the acquisition Form 8-K was filed more than 14 months ago, we do not believe that an amendment would be materially informative for the market. As noted below, the 2007 10-KSB will include a restatement of the 2006 full year financials and a restatement footnote. Accordingly, we do not intend to file a Form 8-K/A, and we do not intend to file a Form 10- KSB/A for 2006, but we request the staff’s concurrence in this regard.

Also, we are here responding to the specific Form 8-K comments. Where applicable, the responses will be applied to the 2007 Form 10-KSB to be filed.

Tatonka Oil and Gas, Inc. January 23, 2008 Page 2 of 6

Form 8-K Filed November 2, 2006 Cover page

2.	Please explain why you have used October 30, 2006, as the date of earliest event reported. It appears in your document that your transaction occurred on August 8, 2006.

Response

The Agreement of Share Exchange and Purchase and Sale (the “Agreement”) contained a number of conditions to closing, including a requirement that the public company conduct a private placement to raise $5,000,000. The closing of the private placement was not ready until October 30, 2006, and as a result, October 30, 2006 was the earliest date the transaction could close.

3.	Please tell us why you did not file a Form 8-K for this transaction until November 2, 2006.

Response

As explained in our response to comment 2, the closing of the Agreement did not occur until October 30, 2006. Therefore, we filed the Form 8-K within the four business days deadline.

Description of Tatonka’s Business Overview, page 2

4.	Please remove statements that compare the oil and gas resources of the Rocky Mountain region to the Persian Gulf.

Response

These statements will not be made in the 2007 Form 10-KSB.

Management’s Discussion and Analysis Operations Plans, page 13

5.	Please remove your disclosure of sources potential, as these quantities appear to be other than proved reserves. Refer to Instruction 5 of Item 102 of Regulation S-K.

Response

These statements will not be made in the 2007 Form 10-KSB.

Summary of Significant Accounting Policies, page 15

6.      Please tell us why you have included repetitive presentation of your Summary of Significant

Tatonka Oil and Gas, Inc. January 23, 2008 Page 3 of 6

Accounting Policies in this section. Response Needless repetition of policies will be eliminated in the 2007 Form 10-KSB.

Financial Statements Independent Auditor’s Report, page F-2

7.	Please clarify the inception to date period presented in your audit opinion. It appears from elsewhere in your document that Tatonka Oil and Gas Company, Inc. succeeded Tatonka Oil and Gas Company, LLC. We note an earlier inception date of May 22, 2001 in the financial statements in presented in your October 31, 2006 Form 10-KSB.

Response

The audit report in the Form 10-KSB will have the correct dates.

The auditors (Madsen & Company) will revise their audit opinion to reflect the proper date of inception as May 22, 2001 (inception).

Interim Financial Statements

8.	Please include interim financial information through the nine-month period ended December 31, 2005 for Tatonka Oil and Gas Company LLC. Please refer to Rule 3-10(g) of Regulation S-B.

Response

This comment appears to apply only to the acquisition Form 8-K. Please be advised that Tatonka Oil and Gas Company, LLC had a fiscal year end of December 31. As a result, we included the audited financial information for the fiscal year ended December 31, 2005 and the nearest quarterly reporting period of September 30, 2006. We believe that such financial statements complied with the requirements of Rule 3-10(g) of Regulation S-B.

Note 2 - Summary of Significant Accounting Policies

Oil and Gas Properties, F-8

9.	Please refer to Rule 4-10(c)(6)(i)of Regulation S-X regarding significant dispositions and modify your accounting policy accordingly.

Response

The accounting policy will be modified to add treatment of abandoned properties, and otherwise as is appropriate, in the 2007 Form 10-KSB.

Tatonka Oil and Gas, Inc. January 23, 2008 Page 4 of 6

Unaudited Pro Forma Consolidated Financial Information, page F-11

10.	It appears your acquisition of Tatonka Oil and Gas Company, Inc. represents a reverse acquisition/merger. Please expand your disclosure to specifically address each of the following regarding this reverse acquisition transaction, if true:

Clarify the legal and accounting form of the transaction;

explain that the historical financial statements will be a continuation of the financial statements of the accounting acquirer, not the accounting target;

explain that the capital structure of the consolidated enterprise (the accounting acquirer) will be different due to reverse acquisition accounting;

clarify that the accounting target’s capital structure will be retained by the accounting acquirer.

Response

As our new SEC counsel, Stephen Rounds, has discussed with Mr. Stertzel, the 2007 Form 10- KSB will include a restatement of the 2006 financial statements. The acquisition will be treated a recapitalization of the registrant (f/k/a “New Pacific Ventures, Inc.” n/k/a “Tatonka Oil and Gas, Inc.”) through its October 2006 stock-for-stock acquisition of Tatonka Oil and Gas Company, Inc. New Pacific will be denominated a shell company under rule 12b-2 at acquisition date.

The line item for goodwill in the 2006 financial statements will be eliminated. This accounting will be carried through for the 2007 statements, and both years’ financials statements will be filed in the 2007 Form 10-KSB. The statements will include footnote disclosures for the recapitalization, and for the restatement (under FAS 154). The restatement note also will show changes in the prior full year accounting and the subsequent three quarterly periods.

11.	Please clarify the date of the transaction. Your disclosure indicates a transaction date of October 16, 2006. We note elsewhere in your document that the transaction date was August 8, 2006.

Response

As noted above, the share exchange agreement was dated August 8, 2006 but closing occurred on October 30, 2006. The 2007 Form 10-KSB will consistently reflect these facts.

12.	Please tell us why you have included the revenues and expenses of New Pacific Ventures, Inc. in the consolidated pro forma results. Please note that under reverse acquisition accounting, the financial information will reflect the historical financial results of the accounting acquirer.

Further, the results of operations for New Pacific Ventures appear to represent discontinued operations. Please refer to Instruction 1 of Rule 11-02(b)(8) of Regu1ation S-X.

Tatonka Oil and Gas, Inc. January 23, 2008 Page 5 of 6

Response

     Please see our response to comment 10 above. Form 10-KSB for the Fiscal Period Ended October 31, 2006 Financial Statements General

13.	Please tell, us what entity’s historical financial information has been presented. Please note, that under reverse merger accounting, the historical financial statements presented should be that of the accounting acquirer.

Response

See our response to comment 10 above.

Independent Auditor’s Report

14.	We note your audit opinion for fiscal 2006 refers to the opinion of other auditors for periods through inception to October 31, 2005. Please provide an audit opinion that covers fiscal 2005 and the inception to date period.

Response

The appropriate opinion will be included in the 2007 Form 10-KSB.

Note 1—Nature of Operations, page F-8

15.	It appears you have accounted for your acquisition of Tatonka Oil and Gas, Inc. as a purchase rather than a reverse merger. Please tell us why you believe this is appropriate.

Response

Please see the response to comment 10.

16.	Please tell us why you have included financial statements in Note 1. In addition, please tell us if these statements are audited as of the dates presented.

Response

The inclusion to which you refer clearly was in error, and will be deleted in the 2007 Form 10- KSB.

17.	Please explain why the amounts as of and for the period ended October 31, 2006 do not agree with the audited primary financial statements.

Tatonka Oil and Gas, Inc. January 23, 2008 Page 6 of 6

Response

     Information in the 2007 Form 10-KSB will be consistent. Note 2 – Significant Accounting Policies Mineral Properties, page F-13

18.	Please explain how your accounting policy for mineral properties is consistent with the full cost method of accounting. To the extent this disclosure relates to prior participation in mining activities, please tell us if this disclosure is still relevant. Otherwise, please remove the disclosure.

Response

Mining activities no longer are relevant to the registrant, and references thereto in the accounting policies, will be deleted.

Controls and Procedures, page 19

19.	We note your disclosure that indicates you have concluded your disclosure controls and procedures were “fully” effective. Please explain how this determination is consistent with the requirements of Item 308(a)(3) of Regulation S-B.

Response

Such determination was not correct. There will be no reference to “fully” in the 2007 Form 10- KSB and disclosure of controls and procedures followed by the registrant will be compliant.

     If you have any questions or need further information concerning the above, in advance of our filing the 2007 Form 10-KSB, please contact our attorney, Stephen E. Rounds, at 303.377.6007 (sercounsel@msn.com).

Sincerely,

/s/ DIRCK TROMP Paul Slevin, Chief Financial Officer